UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Advanced BioEnergy, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Chris Pearson
Agtegra Cooperative
908 Lamont Street South
Aberdeen, South Dakota 57401
605-225-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2018
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404

1	NAME OF REPORTING PERSON:
Agtegra Cooperative

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
-0-

	8	SHARED VOTING POWER:
1,278,268

	9	SOLE DISPOSITIVE POWER:
1,278,268

	10	SHARED DISPOSITIVE POWER:
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,278,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
5.03% (based on 25,410,851 outstanding membership units issued and outstanding as of August 1, 2018 as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2018, and determined in accordance with Rule 13d-3 of the Exchange Act).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

SCHEDULE 13D/A Amendment No. 4

This Amendment 4 (as defined below) is being filed by the Reporting Person (as defined below), as the surviving entity of a merger (the “Merger”) by and between South Dakota Wheat Growers Association and North Central Famers Elevators (“NCFE”), with the new name “Agtegra Cooperative”, which Merger occurred on February 1, 2018. The Amendment 4 is being filed to reflect that as a result of the Merger, the Reporting Person changed its name and increased its total number of units of membership interest (“Units”) of Advanced BioEnergy, LLC (“Issuer”) by 2,272 (less than 0.01% of outstanding Units), which were owned by NCFE prior to the Merger, as well as a purchase by the Reporting Person of an additional 4,544 Units of the Issuer (less than 0.02% of outstanding Units) on May 8, 2013.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

This Fourth Amendment to the Statement on Schedule 13D (“Amendment 4”) constitutes the fourth amendment to the Schedule 13D originally filed by Agtegra Cooperative (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 8, 2009 (the “Original Schedule 13D”), as amended by the First Amendment to the Statement on Schedule 13D filed with the SEC on October 15, 2009 (“Amendment 1”), as further amended by the Second Amendment to the Statement on Schedule 13D filed with the SEC on April 8, 2010 (“Amendment 2”), as further amended by the Third Amendment to the Statement on Schedule 13D filed with the SEC on June 24, 2010 (“Amendment 3”, and together with the Original Schedule 13D, Amendment 1, Amendment 2 and Amendment 4, the “Amended Schedule 13D”). The Amended Schedule 13D is being filed by the Reporting Person with respect to the Units of the Issuer. The Issuer’s principal executive offices are located at 8000 Norman Center Drive, Suite 610, Bloomington, Minnesota 55437.

Except as specifically amended by this Amendment 4, the Original Schedule 13D and Amendment 1 and Amendment 2 and Amendment 3 remain in full force and effect and are not modified. Capitalized terms used but not defined in this Amendment 4 shall have the meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background.

Each reference to “SDWG” in Item 2 is hereby deleted and replaced with “the Reporting Person”.

Item 2 is hereby amended and restated to read in its entirety as follows:

This statement is filed on behalf of the Reporting Person, a South Dakota cooperative. The Reporting Person is a agronomy, feed, fuel and grain cooperative, and its principal office is located at 908 Lamont St. S., Aberdeen, South Dakota 57204. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and during the last five years, the Reporting Person has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

The Reporting Person, Hawkeye Energy Holdings, LLC (“Hawkeye”), Clean Energy Capital, LLC (“CEC”), Ethanol Capital Partners, Series R, L.P. (“Series R”), Ethanol Capital Partners, Series T, L.P. (“Series T”), certain of the members of Ethanol Investment Partners, LLC (“EIP”) that received Units following the dissolution of EIP on December 2, 2014 (the “New Members” and together with Series R, Series T and CED, the “EIP Members”) and certain members of the Issuer’s board of directors (“Directors” and together with the Reporting Person, Hawkeye and the EIP Members, the “Amended Voting Agreement Parties”) may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of entering into that certain Voting Agreement, dated as of August 28, 2009, and amended as of April 7, 2010 and January 12, 2015 (together, the “Amended Voting Agreement.”) The Reporting Person does not expressly affirm membership in a group, however, the Reporting Person has agreed to vote with the other Amended Voting Agreement Parties for the sole purposes set forth in the Amended Voting Agreement. The Reporting Person disclaims beneficial ownership of the Units held by the other Amended Voting Agreement Parties. Neither the filing of the Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person or any of its affiliates is the beneficial owner of any of the Units beneficially owned by the other Amended Voting Agreement Parties for purposes of Section 13(d) of the Exchange Act or for any other purpose. The parties to the Amended Voting Agreement hold in the aggregate approximately 39.6% of the outstanding Units of the Issuer. It is the understanding of the Reporting Person that the other Amended Voting Agreement Parties have made separate filings pursuant to the Exchange Act to report their respective beneficial ownership, and/or that this beneficial ownership will be reported by the Issuer in its required public filings. The Amended Schedule 13D only reports information on the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

Each reference to “SDWG” in Item 3 is hereby deleted and replaced with “the Reporting Person”. The following is added as additional sentences at the end of the first paragraph of Item 3:

On May 8, 2013, the Reporting Person acquired an additional 4,544 Units from The L. R. Corporation for an aggregate purchase price of $2,567.00. On February 1, 2018, as a result of a merger with North Central Famers Elevators (“NCFE”), the Reporting Person acquired an additional 2,272 Units owned by NCFE prior to the merger.

Item 4.	Purpose of Transaction.

Each reference to “SDWG” in Item 4 is hereby deleted and replaced with “the Reporting Person”.

Item 4 is hereby amended and restated to read in its entirety as follows:

Pursuant to the Amended Voting Agreement, the Amended Voting Agreement Parties agreed that the Chief Executive Officer of the Issuer be nominated and elected to the Issuer’s board of directors (the “CEO Designee”) and that Hawkeye and the EIP Members (each an “Investor”) each be entitled to designate two representatives to the Issuer’s board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding Units of the Issuer, such Investor shall have the right to designate one nominee to the Issuer’s board of directors, and if an Investor holds less than 5% of the then outstanding Units in Issuer, such Investor shall no longer have the right to designate any nominee to the Issuer’s board of directors (the CEO Designee and the designees of the Investors, collectively the “Designees”). The Amended Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all Units of the Issuer held by such parties for the Designees as members of the Issuer’s board of directors, and the Amended Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any Units that is inconsistent with the terms of the Amended Voting Agreement. The obligation to nominate and appoint or support for election a second EIP Member designee does not arise until the earlier of another vacancy on the board or the 2010 member meeting of the Issuer.  The Issuer also grants Hawkeye certain board observation rights under the Amended Voting Agreement.  In addition, the Amended Voting Agreement Parties were required at the 2010 member meeting of the Issuer to vote all Units beneficially owned by such parties in favor of an amendment to the Issuer’s operating agreement which will, among other things, eliminate restrictions on the number of authorized Units of the Issuer.  The Amended Voting Agreement will or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.  The description of the Amended Voting Agreement in this Amendment 4 does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibits 1, 2 and 3 and incorporated herein by reference.

Except as expressly set forth in this Item 4, neither the Reporting Person nor any of its affiliates currently has any additional plans or proposals that relate to or would result in any of the actions specified in claims (a) - (j) of Item 4 of Schedule 13D.  Except to the extent specifically prohibited by the Amended Voting Agreement, the Reporting Person and each of its affiliates reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, results of operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions and to take any action at any time as it deems appropriate.

Item 5.	Interest in Securities of the Issuer.

Each reference to “SDWG” in Item 5 is hereby deleted and replaced with “the Reporting Person”.

(a) and (b) of Item 5 are hereby amended and restated to read in their entirety as follows:

(a) and (b)        The Reporting Person beneficially owns, and has shared voting and sole dispositive power with respect to 1,278,268 Units representing approximately 5.03% of the outstanding Units of the Issuer.  Certain of the officers or directors of the Reporting Person may personally own a de minimis number of Units of the Issuer; however, none owns over 5% of the outstanding Units of the Issuer.  As a result of the Reporting Person’s execution of the Amended Voting Agreement, the Reporting Person and the other Amended Voting Agreement Parties may be deemed to constitute a “group,” pursuant to Rule 13d-5(b)(1) of the Exchange Act.  The Reporting Person does not expressly affirm membership in a group, however, and SDWG has agreed to vote with the other Amended Voting Agreement Parties for the sole purposes set forth in the Amended Voting Agreement.  The Reporting Person disclaims beneficial ownership of the Units held by the other Amended Voting Agreement Parties.  Neither the filing of the Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person or any of its affiliates is the beneficial owner of any of Units beneficially owned by the other Amended Voting Agreement Parties for purposes of Section 13(d) of the Exchange Act or for any other purpose.  As of the date hereof, the Amended Voting Agreement Parties hold in the aggregate approximately 39.6% of the outstanding Units of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each reference to “SDWG” in Item 6 is hereby deleted and replaced with “the Reporting Person”.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read in its entirety as follows:

1.
Amendment No. 2 to Voting Agreement, dated January 12, 2015, among Issuer, and the several investors party thereto (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on February 13, 2015).

2.
Amendment No. 1 to Voting Agreement, dated April 7, 2010, among Issuer, and the several investors party thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on April 8, 2010).

3.
Voting Agreement, dated August 28, 2009, among the Issuer, and the several investors party thereto (incorporated by reference to Exhibit B to the Schedule 13D/A filed by Ethanol Capital Management, LLC and Scott Brittenham on September 3, 2009).

4.	Investor Rights Agreement, dated November 8, 2006, between SDWG and the Issuer (incorporated by reference to Exhibit 2 to the Original Schedule 13D filed by SDWG on September 8, 2009).

5.
Amendment No. 1 to the Investor Rights Agreement dated June 25, 2009, between SDWG and the Issuer (incorporated by reference to Exhibit 3 to the Original Schedule 13D filed by SDWG on September 8, 2009).

6.
Amendment No. 2 to the Investor Rights Agreement, dated August 28, 2008, between SDWG and the Issuer (incorporated by reference to Exhibit 4 to the Original Schedule 13D filed by SDWG on September 8, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2018

Chris Pearson

/s/ Chris Pearson
CEO and Treasurer